Exhibit 99.2

Special Meeting of Shareholders of

Obsidian Energy Ltd. (“Obsidian Energy” or the “Company”))

November 23, 2020

REPORT OF VOTING RESULTS

The following matters were voted upon at the Special Meeting of shareholders of Obsidian Energy held on November 23, 2020 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Notice of 2020 Special Meeting and Management Proxy Circular dated October 16, 2020, which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website.

1.	Approval of Issuance Resolution

By resolution passed by ballot vote, the issuance of up to 72,282,992 common shares of Obsidian Energy in connection with the Company’s exchange offer to purchase all common shares of Bonterra Energy Corp. was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
24,305,419	91.4%	2,276,437	8.6%